UP 526-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

RECEIVED
MAY 2 4 2004



04019539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2003__ AND ENDING __March 31, 2004__
                             MM/DD/YY   MM/DD/YY

SEC FILE NUMBER
8- 49561

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverton Securities (USA), Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1700 - 777 Dunsmuir Street

(No. and Street)

Vancouver   B.C.   V7Y 1J5

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ellen Paterson   604-632-0001

                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gutherie Harwood & Company

(Name – *if individual, state last, first, middle name*)

706 - 675 West Hastings Street,   Vancouver, B.C.   V6B 1N2

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☐ Certified Public Accountant

    ☐ Public Accountant

    ☒ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brent N. Wolverton_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wolverton Securities (USA), Ltd._____ , as of __March 31_____ , 20 _04_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
                                                        Signature

                            PRESIDENT
_____
                                                          Title

_____
            Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



WOLVERTON
USA

INVESTMENT
SERVICES

Wolverton Securities (USA), Ltd.
777 Dunsmuir Street, 17th Floor
P.O. Box 10115 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1J5

Telephone: (604) 632-0001
Fax: (604) 662-5205

May 14, 2004

Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements for
Broker or Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As March 31, 2004.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2) (ii) of the
rule because the Company clears all transactions with and for customers on a fully disclosed basis
with a clearing broker or dealer, and promptly transmits all customer funds and securities to the
clearing broker or dealer which carries all of the accounts of such customers and maintains and
preserves such books and records pertaining thereto pursuant to the requirements for Rules 17a-3
and 17a-4, as are customarily made and kept by a broker or dealer.

WOLVERTON SECURITIES (USA), LTD.

BRENT N. WOLVERTON
PRESIDENT

WOLVERTON SECURITIES (USA), LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31ST MARCH, 2004.

GUTHRIE, HARWOOD & COMPANY

GUTHRIE, HARWOOD & COMPANY

Chartered Accountants.

D. G. Guthrie, C.A.
F. H. Harwood, C.A.
W. H. Grayson, B.Com., C.A.

Telephone (604) 682-2805
Facsimile (604) 682-2807
706 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2

AUDITORS' REPORT

To the Board of Directors of Wolverton Securities (USA), Ltd.:

We have audited the statement of financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2004 and the statements of profit and changes in financial condition for the year then ended. These financial statements are the responsibility of the Wolverton Securities (USA), Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinions.

In our opinion, these financial statements present fairly, in all material respects, the financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2004 and the results of its operations and the changes in financial condition for the year then ended in conformity with United States generally accepted accounting principles applied on a basis consistent with that of the preceding year.

GUTHRIE, HARWOOD & COMPANY

CHARTERED ACCOUNTANTS

Vancouver, B.C.
18th May, 2004.

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF FINANCIAL CONDITION AS AT 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

ASSETS

CURRENT ASSETS

Cash		342,236
Receivables from brokers or dealers		100,000
Non-allowable assets		
- Accounts receivable	9,351	
- Membership in exchanges, at cost	3,184	
- Prepaid expense	5,634	18,169
	$	460,405

LIABILITIES

CURRENT LIABILITIES

Accounts payable - non-customers	76,978
- other	33,628
	110,606

SHAREHOLDERS' EQUITY

Share capital -
Authorized: 1,000,000 shares of common stock with no par value

Issued: 350,000 common shares	350,000	
Deficit - per statement	(201)	349,799
	$	460,405

The accompanying notes are an integral part of these financial statements.

APPROVED BY THE DIRECTORS:

Director:_____

Director:__ E C PatcrBon _____

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF PROFIT
FOR THE YEAR ENDED 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

INCOME

Consulting fee	34,526
Interest	3,096
Commission	76,669
	114,291

EXPENSES

Audit	1,418	
Bank charges	369	
Commission paid	38,334	
Professional dues	10,784	
Quotation	63,182	114,087

NET PROFIT FOR THE YEAR	$	204

The accompanying notes are an integral part of these financial statements.

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

OPERATING ACTIVITIES

Net profit for the year	204
Accounts payables increase	57,193
Other assets increase	(11,691)
	45,706
FINANCIAL CONDITION AT BEGINNING OF YEAR	296,530
FINANCIAL CONDITION AT END OF YEAR	$ 342,236

The accompanying notes are an integral part of these financial statements.

WOLVERTON SECURITIES (USA), LTD.
NOTES TO THE FINANCIAL STATEMENTS
AS AT 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

1. **Basis of Financial Statement Presentation**

   The Company was incorporated on 3rd July, 1996 in the State of Washington, USA.

   The Company commenced operations in May, 1997.

2. **Related Party Transactions**

   During the period, the Company received consulting fees of $34,526 from its parent company, Wolverton Securities Ltd., a Canadian corporation.

3. **Income Tax Expense**

   Income taxes otherwise payable on profit for the year have been eliminated by the application of a prior year's loss.

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

STOCKHOLDERS' EQUITY AT BEGINNING OF YEAR	349,595
NET PROFIT FOR THE YEAR	204
STOCKHOLDERS' EQUITY AT END OF YEAR	$ 349,799

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
  AT BEGINNING AND END OF YEAR $ NIL

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF NET CAPITAL AS AT 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

1. Total ownership equity (O/E)	349,799
2. Deduct O/E not allowable for net capital	-
3. Total O/E qualified for net capital	349,799
4. Add ons	-
5. Total cap and allowable subloans	349,799
6. Deduction - non-allowable assets	18,169
7. Other items	-
8. Net capital before haircuts	331,630
9. Haircuts on securities	-
10. Net capital	$ 331,630

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS AT 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

Minimum Net Capital Required	7,373
Minimum Dollar Requirement	250,000
Net Capital Requirement	250,000
Excess Net Capital	81,629
Exc Net Cap @ 1000% (net cap - 10% of AI)	320,568

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS AT 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

Total Liabilities per Statement of Financial Condition $ 110,606

Percentage of Aggregate Indebtedness to Net Capital 30%

WOLVERTON SECURITIES (USA), LTD.
RECONCILIATION OF NET CAPITAL
AS AT 31ST MARCH, 2004.
(Expressed in U.S. Dollars)

Net Capital per Audited Financial Statements 331,629

Net Capital per Broker-Dealer's Unaudited Focus Filing (as amended) 331,629

Difference $ NIL

GUTHRIE, HARWOOD & COMPANY

WOLVERTON SECURITIES (USA), LTD.
REPORT ON INTERNAL CONTROL STRUCTURE
AS AT 31ST MARCH, 2004.

Board of Directors,
Wolverton Securities (USA), Ltd.:

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd., we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of Wolverton Securities (USA), Ltd. is responsible for establishing and maintaining internal control and the practices and procedures required to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including controls for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management and SEC and should not be used for any other purpose.

GUTHRIE, HARWOOD & COMPANY
CHARTERED ACCOUNTANTS

Vancouver, B.C.
18th May, 2004.